UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cazoo Group Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G2007L105

(CUSIP Number)

Áine O’Reilly

35-37 New Street, St Helier

Jersey, JE2 3RA

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105

1	Names of Reporting Persons. Rothermere Continuation Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 44,898,183 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 44,898,183 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,898,183 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14	Type of Reporting Person (See Instructions) CO

[1]

The reporting person is the beneficial owner of 44,898,183 shares of the Issuer’s Ordinary Shares (as defined below) which constitute approximately 5.9% of the class outstanding. The percentage calculation assumes that there are currently 760,872,476 outstanding shares of Ordinary Shares of the Issuer, based on information received from the Issuer prior to filing.

CUSIP No. G2007L105

1	Names of Reporting Persons. Harmsworth Trust Company (PTC) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 1,437,250 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 1,437,250 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,437,250 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) .2%[2]
14	Type of Reporting Person (See Instructions) OO

[2]

The reporting person is the beneficial owner of 1,437,250 shares of the Issuer’s Ordinary Shares (as defined below) which constitute approximately .2% of the class outstanding. The percentage calculation assumes that there are currently 760,872,476 outstanding shares of Ordinary Shares of the Issuer, based on information received from the Issuer prior to filing.

CUSIP No. G2007L105

SCHEDULE 13D

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filing by the Reporting Persons on June 27, 2022. Terms defined in the Schedule 13D are used herein as so defined.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by deleting the first sentence, which disclosed the potential for a new financing agreement, and replacing it with the following paragraph:

On June 28, 2022, Rothermere entered into a financing agreement with DB UK Bank Limited (the “Bank”) pursuant to which the Bank offered Rothermere, and Rothermere accepted, an uncommitted revolving loan facility and a committed term facility. Pursuant to the terms of the agreement, Rotheremere granted to the Bank a negative pledge over the Ordinary Shares.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 2          Financing Agreement between DB UK Bank Limited and Rothermere Continuation Limited, dated June 28, 2022.3

[3]	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

CUSIP No. G2007L105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2022

ROTHERMERE CONTINUATION LIMITED

By:	/s/ Áine O’Reilly
Name: Áine O’Reilly
Title: Director

HARMSWORTH TRUST COMPANY (PTC) LIMITED

By:	/s/ Áine O’Reilly
Name: Áine O’Reilly
Title: Director